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Davis Polk & Wardwell	852 2533 3300 tel	Resident Hong Kong Partners
Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	www.davispolk.com	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

March 12, 2021

Re:	Tuya Inc. (CIK: 0001829118)

Registration Statement on Form F-1

Melissa Kindelan

Christine Dietz

Jeff Kauten

Jan Woo

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Tuya Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby submitting this letter to provide responses regarding the comment previously received in a letter (the “Letter”) from the staff of the Commission (the “Staff”) dated March 2, 2021 with respect to the Company’s registration statement on Form F-1 submitted on February 26, 2021.

March 12, 2021

The Company has addressed the above-referenced comment by revising the Registration Statement. The Staff’s prior comment is repeated below in bold, followed by the Company’s responses. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Letter, the text of which we have incorporated into this response letter for convenience in bold and which is followed by the Company’s response. In the responses below, the page number references are to the Registration Statement.

To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement (marked to show changes to the Registration Statement submitted on February 26, 2021) and four copies of the submitted exhibits.

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Risk Factors

Risks Related to the ADSs and this Offering, page 64

1.

We note that your forum selection provision identifies the courts of the Cayman Islands as the exclusive forum for certain litigation, including any “derivative action” and the federal courts of the United States of America as the exclusive forum for claims under the federal securities laws of the United States. Please add a risk factor related to this provision and state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosures on page 51 of the Registration Statement.

*        *        *         *

March 12, 2021

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Yao Liu (jessie@tuya.com), Senior Vice President, Chief Financial Officer

Tuya Inc.

Ms. Shuang Zhao, Esq., Partner

Cleary Gottlieb Steen & Hamilton LLP

Mr. Jianbin Gao, Partner

PricewaterhouseCoopers Zhong Tian LLP

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